Exhibit 99.1

Aptose Biosciences Inc. (formerly Lorus Therapeutics Inc.)

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	as at	September 30, 2014	May 31, 2014
ASSETS
Current
Cash and cash equivalents (note 4(a))		$16,947	$19,367
Short-term investments (note 4(b))		16,108	11,019
Prepaid expenses and other assets		586	495
Total Current Assets		33,641	30,881
Non-current
Equipment		144	18
Total Non-Current Assets		144	18
Total Assets		$33,785	$30,899
LIABILITIES
Current
Accounts payable		$439	$649
Accrued liabilities		865	1,283
Convertible promissory notes		545	-
Total Current Liabilities		1,849	1,932

Long-term
Convertible promissory notes		-	528
Total Long Term Liabilities		-	528

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares		220,693	212,938
Equity portion of convertible promissory notes		88	88
Stock options (note 7)		3,697	2,658
Contributed surplus		21,645	21,410
Warrants		512	1,857
Deficit		(214,699)	(210,512)
Total Equity		31,936	28,439
Total Liabilities and Equity		$33,785	$30,899

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 11)

Subsequent events (Note 12)

1

Aptose Biosciences Inc. (formerly Lorus Therapeutics Inc.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Four	Three
	months ended	months ended
	Sep. 30, 2014	Aug. 31, 2013
(amounts in 000's of Canadian Dollars except for per common share data)	(Note 1)
REVENUE	$-	$-

EXPENSES
Research and development (notes 9 and 10)	1,311	615
General and administrative (note 9)	3,000	451
Operating expenses	4,311	1,066
Finance expense	37	36
Finance income	(161)	(1)
Net financing expense (income)	(124)	35
Net loss and total comprehensive loss for the period	4,187	1,101
Basic and diluted loss per common share	$0.36	$0.31

Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per common share (000's) (note 6(d))	11,610	3,521

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

2

Aptose Biosciences Inc. (formerly Lorus Therapeutics Inc.)

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Common Shares	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Promissory Notes	Deficit	Total

Balance, June 1, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439

Warrant exercises (note 6(a))	7,755	-	(1,155)	-	-	-	6,600

Stock-based compensation (note 7)	-	1,084	-	-	-	-	1,084

Expiry of stock options	-	(45)	-	45	-	-	-

Expiry of warrants	-	-	(190)	190	-	-	-

Net loss	-	-	-	-	-	(4,187)	(4,187)

Balance, September 30, 2014	$220,693	$3,697	$512	$21,645	$88	$(214,699)	$31,936

Balance, June 1, 2013	$174,522	$1,018	$2,421	$21,217	$-	$(199,959)	$(781)

Issuance of warrants	-	-	75	-	-	-	75

Stock-based compensation (note 7)	-	88	-	-	-	-	88

Expiry of stock options	-	(38)	-	38	-	-	-

Expiry of broker units	-	-	(25)	25		-	-

Net loss	-	-	-	-	$-	(1,101)	(1,101)

Balance, August 31, 2013	$174,522	$1,068	$2,471	$21,280	$-	$(201,060)	$(1,719)

3

Aptose Biosciences Inc. (formerly Lorus Therapeutics Inc.)

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Four	Three
	months ended	months ended
	September 30, 2014	August 31, 2013
(amounts in 000's of Canadian Dollars)	(Note 1)
Cash flows from operating activities:
Net loss for the period	$(4,187)	$(1,101)
Items not involving cash and other adjustments:
Stock-based compensation	1,084	88
Depreciation of equipment	8	4
Finance income	(161)	(1)
Accretion expense	17	18
Finance expense	20	18
Change in non-cash operating working capital (note 8)	(719)	41
Cash used in operating activities	(3,938)	(933)
Cash flows from financing activities:
Exercise of warrants	6,600	-
Issuance of promissory notes and warrants, net of issuance costs	-	896
Interest on promissory notes	(20)	(18)
Cash provided by financing activities	6,580	878
Cash flows from investing activities:
Acquisitions of short-term investments	(5,089)	-
Purchase of fixed assets	(134)	-
Interest income	161	1
Cash (used in) provided by investing activities	(5,062)	1
(Decrease) increase in cash and cash equivalents during the period	(2,420)	(54)
Cash and cash equivalents, beginning of period	19,367	653
Cash and cash equivalents, end of period	$16,947	$599

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

4

APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Four months ended September 30, 2014 and three months ended August 31, 2013 (see note 1 for change in fiscal year)

(Tabular amounts are in 000s)

1.	Reporting Entity and Change in Fiscal Year

Aptose Biosciences Inc. (formerly Lorus Therapeutics Inc.) (“Aptose” or the “Company”) is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose changed its name from Lorus Therapeutics Inc. effective August 28, 2014. The Company’s shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

Effective July 17, 2014 the Company changed its fiscal year end from May 31 to December 31. As a result of that change the current interim period is for the four months ended September 30, 2014 while the prior year comparative period is for the three months ended August 31, 2013 and therefore not directly comparable to the current four month period. The current fiscal year will be from June 1, 2014 to December 31, 2014.

2.	Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company and its subsidiaries as at September 30, 2014 and August 31, 2013 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and may not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 4, 2014.

(b) Functional and presentation currency

The functional and presentation currency of the Company is the Canadian dollar (“$”).

(c) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of contingent liabilities and valuation of tax accounts. Significant estimates also take place in connection with the valuation of share-based compensation, share purchase warrants and finders’ warrants.

3.	Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ending May 31, 2014. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the period ended September 30, 2014 are not necessarily indicative of the results that may be expected for the seven months ended December 31, 2014. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended May 31, 2014.

Standards and Interpretations Adopted

No new accounting standards or interpretations were adopted in the four months ended September 30, 2014.

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APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Four months ended September 30, 2014 and three months ended August 31, 2013 (see note 1 for change in fiscal year)

(Tabular amounts are in 000s)

4.	Capital disclosures

The Company’s objectives when managing capital are to:

·	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

·	Ensure sufficient cash resources to fund its research and development activities, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents, short-term investments and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2014.

(a)	Cash and cash equivalents

Cash and cash equivalents consists of cash of $321 thousand (May 31, 2014 - $2.3 million) and funds deposited into high interest savings accounts totaling $16.6 million (May 31, 2014 –$17.1 million). The current interest rate earned on these deposits is between 1.0% and 1.25% (May 31, 2014 – 1.2% - 1.25%)

(b)	Short-term investments:

As at September 30, 2014 short-term investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings. Short-term investments include twelve investments with maturity dates from April 22, 2015 to June 19, 2016, bearing interest rates from 1.50% to 2.1% per annum.

5.	Financial instruments

(a)	Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	September 30, 2014	May 31, 2014

Financial assets
Cash and cash equivalents, consisting of high interest savings accounts, measured at amortized cost	$16,947	$19,367
Short-term investments, consisting of guaranteed investment certificates, measured at amortized cost	16,108	11,019

Financial liabilities
Accounts payable, measured at amortized cost	439	649

Accrued liabilities, measured at amortized cost	865	1,283

Convertible promissory notes, measured at amortized cost	545	528

At September 30, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b)	Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

6

APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Four months ended September 30, 2014 and three months ended August 31, 2013 (see note 1 for change in fiscal year)

(Tabular amounts are in 000s)

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short term investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company’s financial liabilities are due within the current operating period.

(iii)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At September 30, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $535 thousand (May 31, 2014 - $769 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $54 thousand (May 31, 2014 - $77 thousand). The Company does not have any forward exchange contracts to hedge this risk.

6.	Share capital

The Company is authorized to issue an unlimited number of common shares.

Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number	Amount

Balance at May 31, 2014	124,658	$212,938	19,564	$1,857
Warrant exercises (a)	14,667	7,755	(14,667)	(1,155)
Expiry of unexercised warrants (a)	-	-	(2,285)	(190)
Balance at September 30, 2014	139,325	$220,693	2,612	$512

(a)	Warrants

Warrants exercised during the four months ended September 30, 2014:
(in 000’s)	Number	Proceeds

June 2012 private placement warrants (ii)	14,667	$6,600
Total	14,667	$6,600

In addition to the cash proceeds received of $6.6 million, the original fair value related to these warrants of $1.2 million was reallocated from warrants to share capital. This resulted in a total amount of $7.8 million credited to share capital.

There were no warrants exercised in the three months ended August 31, 2013.

During the four months ended September 30, 2014, 2.3 million warrants expired unexercised. This resulted in $190 thousand reallocated from the warrants equity account to contributed surplus.

7

APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Four months ended September 30, 2014 and three months ended August 31, 2013 (see note 1 for change in fiscal year)

(Tabular amounts are in 000s)

Summary of outstanding warrants:

(in 000’s)	September 30, 2014	May 31, 2014

August 2011 warrants (i)	1,166	1,166
June 2012 private placement warrants (ii)	-	16,952
June 2013 private placement warrants (iii)	568	568
December 2013 broker warrants (iv)	878	878
Number of warrants outstanding, end of period	2,612	19,564

(i)	August 2011 warrants are exercisable into common shares of Aptose at a price per share of $0.45 and expire in August 2016.

(ii)	June 2012 warrants were exercisable into common shares of Aptose at a price per share of $0.45 and expired on June 8, 2014.

(iii)	June 2013 private placement warrants are exercisable into common shares of Aptose at a price per share of $0.25 and expire in June 2015.

(iv)	December 2013 broker warrants are exercisable into common shares of Aptose at a price per share of $0.55 and expire in December 2015.

(b)	Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Four months ended	Three months ended
	September 30, 2014	August 31, 2013

Balance, beginning of year	$21,410	$21,217
Expiry of warrants	190	25
Expiry of stock options	45	38
Balance, end of period	$21,645	$21,280

(c)	Continuity of stock options

	Four months ended	Three months ended
	September 30, 2014	August 31, 2013
Balance, beginning of year	$2,658	$1,018
Stock option expense	1,084	88
Expiry of stock options	(45)	(38)
Balance, end of period	$3,697	$1,068

(d)	Loss per share

Refer to note 12 (a). Subsequent to September 30, 2014, on October 1, 2014 the Company implemented a 1 for 12 share consolidation. In accordance with IFRS, the calculation of earnings per share has been based on the new number of shares reflecting the 1 for 12 consolidation

Loss per common share is calculated using the weighted average number of common shares outstanding for the four month period ending September 30, 2014 of 11.610 million (August 31, 2013 – 3.521 million) calculated as follows:

	Four months ended	Three months ended
	September 30, 2014	August 31, 2013

Issued common shares, beginning of period	10,388	3,521
Effect of warrant exercises (note 6(a))	1,222	-
	11,610	3,521

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

8

APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Four months ended September 30, 2014 and three months ended August 31, 2013 (see note 1 for change in fiscal year)

(Tabular amounts are in 000s)

7.	Stock options

(a)	Stock options transactions for the period:

	Four months ended		Three months ended
	September 30, 2014		August 31, 2013
	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding, beginning of year	9,884	$0.52	3,358	$0.46
Granted	7,254	0.46	-	-
Expired	(3)	9.00	(1)	9.00
Outstanding, end of period	17,135	$0.49	3,357	$0.45

(b)	Stock options outstanding at September 30, 2014:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$0.18 - $ 0.22	1,465	7.2	$0.21	1,418	$0.21
$0.23 - $ 0.48	9,578	9.4	0.46	2,190	0.42
$0.49 - $ 9.90	6,092	9.3	0.62	1,803	0.84

	17,135	9.2	$0.49	5,411	$0.51

(c)	Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

Four months ended
September 30, 2014

Exercise price	$0.43-0.475
Grant date share price	$0.43-0.475
Risk free interest rate	1.5%
Expected dividend yield	—
Expected volatility	53-122%
Expected life of options	5 years
Weighted average fair value of options granted in the period	$0.38

Stock options granted by the Company during the four months ended September 30, 2014 vest 50% on the first anniversary, 25% on the second anniversary and 25% on the third anniversary.

During the four months ended September 30, 2014 the terms of options held by a former director of the Company were amended such that the expiry date was extended from three months to three years. In calculating the additional expense the fair value of the options was calculated immediately prior to the amendment (Exercise prices - $0.18-$0.50, share price - $0.43, risk free interest rate – 1.5%, volatility – 53%, expected life – 3 months) and immediately after the amendment (Exercise prices - $0.18-$0.50, share price - $0.43, risk free interest rate – 1.5%, volatility – 122%, expected life – 3 years). The increase in fair value resulted in an additional expense of $108 thousand.

9

APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Four months ended September 30, 2014 and three months ended August 31, 2013 (see note 1 for change in fiscal year)

(Tabular amounts are in 000s)

There were no options granted during the three months ended August 31, 2013.

Refer to note 9 for a breakdown of stock option expense by function.

The Company has reserved up to 20,890,000 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of September 30, 2014.

8.	Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Four months ended September 30, 2014	Three months ended August 31, 2013

Prepaid expenses and other assets	$(91)	$(4)
Accounts payable	(210)	(48)
Accrued liabilities	(418)	93
	$(719)	$41

During the four months ended September 30, 2014 the Company accrued and paid $20 thousand (three months ended August 31, 2013 -$18 thousand) in interest expense on outstanding promissory notes. The interest accrues at a rate of 10% per annum.

9.	Other expenses

Components of research and development expenses:

	Four months ended September 30, 2014	Three months ended August 31, 2013

Program costs (note 10)	$1,272	$578
Stock-based compensation	37	33
Depreciation of equipment	2	4
	$1,311	$615

Components of general and administrative expenses:

	Four months ended September 30, 2014	Three months ended August 31, 2013

General and administrative excluding salaries	$1,111	$255
Salaries	836	141
Stock-based compensation	1,047	55
Depreciation of equipment	6	-
	$3,000	$451

10

APTOSE BIOSCIENCES INC. (formerly Lorus Therapeutics Inc.)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Four months ended September 30, 2014 and three months ended August 31, 2013 (see note 1 for change in fiscal year)

(Tabular amounts are in 000s)

10.	Research and development programs:

Program costs by product class are as follows:

	Four months ended Sept 30, 2014	Three months ended Aug 31, 2013

Small molecules	$1,272	$490
Immunotherapy	-	88
Total	$1,272	$578

11.	Commitments, contingencies and guarantees.

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts could result in future payment commitments of approximately $1.3 million. Of this amount, $93 thousand has been paid and $40 thousand has been accrued at September 30, 2014. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

(Amounts in 000’s)

	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	183	206	217	606

Our current facility lease in Toronto expires in March 2015. We have entered into a lease for 2,204 square feet of office space in San Diego, California which expires in 2019.

12.	Subsequent Events

(a)	Share consolidation:

In accordance with the authority granted by shareholders at the Company's annual and special meeting on August 19, 2014 to permit it to implement a consolidation of the Company's outstanding common shares in a ratio of between 1-for-5 and 1-for-15, the Company's Board of Directors approved a 1-for-12 share consolidation which became effective October 1, 2014. The share consolidation affects all of the Company's common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued. Prior to consolidation the Company had approximately 139 million shares outstanding. Following the share consolidation, the Company has approximately 11.6 million common shares outstanding. Similarly, prior to consolidation, the Company had approximately 17.1 million stock options and 2.6 million warrants to purchase common shares outstanding. Following the share consolidation, the Company had approximately 1.4 million stock options and 218 thousand warrants to purchase common shares outstanding.

Please refer to note 6(d). In accordance with IFRS, the calculation of earnings per share has been based on the new number of shares reflecting the 1 for 12 consolidation as discussed in note 6(d).

(b)	NASDAQ listing:

On October 21, 2014 the Company announced that its common shares were approved for listing on the NASDAQ Capital Market under the symbol “APTO” and would begin trading on NASDAQ on October 23, 2014. The Company will retain its listing on the Toronto Stock Exchange under the symbol “APS”.

(c)	Promissory note conversion:

On October 30, 2014 two promissory notes with a total face value of $163 thousand were converted into common shares of the Company.

11